UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer


2Q25
Performance
Webcast
August 8, 2025
PETROBRAS

# Disclaimer

The presentation may contain forwardlooking statements about future events that are not based on historical facts and are not assurances of future results. Such forward- looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward- looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 3Q25 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

**NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS**

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X.


message from the
CEO
Magda Chambriard

# Operational highlights

### INCREASE IN PRODUCTION

Petrobras' total production of oil and natural gas reached **2.91 MM boed**, 5.0% higher than in 1Q25.

We achieved **record levels** of total operated production (**4.19 MM boed**) and total own production in the pre-salt layer (**2.39 MM boed**).

There was also an increase in production in Tupi field (vs. 1H24), demonstrating the increase in platforms reliability, initiatives for reservoir management and results from strategic program focused on the asset.

### MERO: FPSO ALEXANDRE DE GUSMÃO PRODCUTION START-UP

FPSO Alexandre de Gusmão **started production on May 24** in the Mero Field, located in Santos Basin pre-salt. The FPSO has the capacity to produce up to **180 thousand barrels of oil per day** and process **12 million m³ of gas**.

### BÚZIOS: P-78 ON THE WAY TO BRAZIL

Production start-up expected for 4Q25.

### NEW DISCOVERIES AND ACQUISITION OF NEW EXPLORATORY AREAS

We announced a **high-quality discovery** in Santos Basin pre-salt in the **Aram Block**.

We acquired **10 exploratory blocks in the Equatorial Margin** and **3 in the Pelotas Basin** in the 5th Permanent Bidding Round by ANP and manifested interest **in 9 exploratory areas in Ivory Coast.**

### BP 2025-29 PERMITS:

We have obtained significant permits for the 2025-2029 Business Plan:

- Approvals for production wells of FPSO Duque de Caxias – Mero 3 and FPSO Almirante Tamandaré – Búzios 7
- Installation permit for the Replan Coke revamp
- Operating permit for FPSO Alexandre de Gusmão – Mero 4
- Installation permit for the RNEST tank facilities



# Operational highlights

### REFINING SYSTEM INVESTMENTS

**New Replan HDT in operation**

Expansion of S-10 diesel production by up to 63 mbpd (contributing to the phase-out of S-500 diesel) and jet fuel by up to 21 mbpd.

**RNEST Train 2**

5 contracts signed. We will double the refinery's processing capacity to 260 mbpd by 2029, with construction and assembly of the distillation unit expected to be completed in 2026.

### HIGH VALUE-ADDED OIL PRODUCTS

**Total utilization factor of 91% in 2Q25** with **68% yield of high value-added oil products** (diesel, gasoline and jet fuel).

**Pre-salt oil processing record** of 72% in 1H25, an increase of 4 p.p. compared to 1H24, generating higher-value oil products and reducing emissions.

### BOAVENTURA COMPLEX

Start of operations of the 2nd module of the natural gas processing unit at Boaventura Complex, increasing the unit's total processing capacity to **21 MMm³/d**.

### FERTILIZERS

ANSA operational resumption with the first batch of Arla 32 (Automotive Liquid Reducing Agent).

### INNOVATION AND SUSTAINABILITY IN MARITIME TRANSPORT

We signed the **Buran ship** contract, incorporating advanced technologies designed to **reduce energy consumption and GHG emissions**, with costs equivalent to standard ships.

We carried out trip optimization tests for the **Aquila oil tanker** using **Digital Twin technology**, which led to **fuel savings** and reduction in **$CO_2$ emissions**.

# Operational highlights

### NEW GAS CONTRACTS

Signing of new contracts in the free gas market, increasing the volumes in this type of contract by 170% in 1H25.

### UTE IBIRITÉ AND TERMORIO

Anticipation of the start of auction contracts (LRCAP 2021) for Ibirité and Termorio thermal power plants to August 2025.

### AUTONOMY AND INCOME PROGRAM

Within one year of the Program, more than 4,500 opportunities in professional qualification programs have been offered. Black and brown individuals make up 75% of the enrolled students while women represent 60%. The Program received an honorable mention in the Brazilian Association of Automotive Engineering ESG 2025 Award.

### CREATION OF THE GENERAL INTERNAL AFFAIRS OFFICE

In order to strengthen the Integrity System, we have created our General Internal Affairs Office.

The objective is to provide greater accuracy in analyses and shorter response times in investigative and disciplinary processes related to fraud, corruption, and workplace violence, such as moral and sexual harassment.

### TWO NEW SUPERCOMPUTERS

**Ada**, named in honor of the computing pioneer Ada Lovelace, is designed for **geological applications**, processing large volumes of data.

Meanwhile, **Capivara**, 60% more powerful than Áquila, focuses on **geophysical applications**, generating more accurate seismic images and reducing exploratory risks.

Both strengthen **our operational excellence and technological innovation.**

# 2Q25 FINANCIAL highlights

Fernando Melgarejo
CFO

PETROBRAS

# Robust oil and gas production contributed to offset the decline in Brent prices


BRENT
US$/bbl
75.7
-10%
67.8
1Q25
2Q25


COMMERCIAL OIL AND GAS PRODUCTION - BRAZIL
Mboed
170
2,214
+15%
+5%
196
2,320
1Q25
2Q25
Commercial gas
Oil + NGL


TOTAL OPERATED PRODUCTION
Mboed
3,978
+5%
4,189
1Q25
2Q25

# Our operational performance supported solid financial results and robust cash generation


EBITDA
US$ billion
- 4%
10.4
10.7
9.2
10.2
1Q25
2Q25
Adjusted EBITDA
Adjusted EBITDA without one-off events


NET INCOME
US$ billion
+2%
6.0
4.0
4.7
4.1
1Q25
2Q25
Net income
Net income without one-off events


OCF
US$ billion
-11%
8.5
7.5
1Q25
2Q25
Operating cash flow

# The start-up of leased units impacted our debt throughout 2025

*The increase is mainly due to the start-up of FPSOs Alexandre de Gusmão and Almirante Tamandaré, as well as borrowings*

***Financing in the local market at competitive costs:***

*a public offering of debentures totaling R$ 3 billion, with maturities in 2035, 2040 and 2045.*



US$ billion
Leasing
Financial Debt
Net Debt
Gross Debt
75.5
63.2
21.7
53.9
58.7
47.6
23.0
35.7
53.8
41.5
23.8
30.0
62.6
44.7
33.8
28.8
60.3
52.2
37.1
23.2
64.5
56.0
40.7
23.8
68.1
58.6
42.3
25.8
2020
2021
2022
2023
2024
Mar/25
Jun/25

# Our investments are linked to deliveries that sustain our production curve


CAPEX EVOLUTION
US$ billion
4.1
4.4
1Q25
2Q25

## *In 2025*

*85% of Capex was deployed in **E&P***

*We have already connected **48 wells**, surpassing the total number of connections in 2024*

***Two new units**: FPSO Alexandre Gusmão and FPSO Almirante Tamandaré*

***Accelerated ramp-up:***

- *FPSO Marechal Duque de Caxias reached peak production of 180 kbpd with only 4 producing wells, in 7 months*
- *FPSO Almirante Tamandaré reached 190 kbpd with only 4 producing wells, in 5 months, and is expected to peak at 225 kbpd in the coming weeks*

# Execution of Capex is essential for the growth of our production curve

*An appropriate maintenance schedule and efficient reservoir management also contribute to the growth of the curve*

*Oil[1] production in Brazil in July*
**2.47 million barrels per day**
*+ 380 thousand compared to 4Q24*

***Average oil and gas production in 2025 is expected to achieve the upper range of the target[2]***

***Increased confidence level in the Plan's production curve***

**OIL[1] PRODUCTION - BRAZIL**
*MMbpd*



2.09
2.21
2.32
2.47
4Q24
1Q25
2Q25
Jul/25

[1]Includes NGL
[2]Assuming the non-occurrence of significant disruptive events

# Commitment to distributing results

*Strong Shareholder Remuneration Policy ensures dividends consistent with different oil prices*

**DIVIDENDS 2Q25**

*R$ 8.7 billion*
*R$ 0.67 per share*

**Record Date: 08/21/2025**

**PAYMENT**

**1st installment on 11/21**
- *IE: R$ 0.34 per share*

**2nd installment on 12/22**
- *IE: R$ 0.13 per share*
- *Dividend: R$ 0.20 per share*

**ASSUMPTIONS**

- Financial Sustainability of the Company
- Capital discipline, optimization of cash allocation and liability management
- Positive Accrued Net Income

**2Q25**

SHAREHOLDER REMUNERATION (45% x FCF) = DIVIDENDS + INTEREST ON EQUITY

**R$ 8.7 billion**

# Our contribution to society in 2Q25

## *R$ 66 billion*
*in taxes*

**FEDERAL TAXES**
*R$ 22.7 billion*

**STATE TAXES**
*R$ 27.5 billion*

**MUNICIPAL TAXES**
*R$ 0.4 billion*

**GOVERNMENT TAKE**
*R$ 15.4 billion*

*Obs.: Cash perspective*




QUESTIONS
PETROBRAS